Exhibit 99.1

Cazoo Announces Business Realignment Plan

Plan designed to de-risk path to profitability and to extend cash runway beyond year end 2023

●	Cazoo to implement a business realignment plan given current economic climate
●	Plan designed to right-size the business and position Cazoo for profitable growth
●	Focus on improving retail unit economics, reducing costs and maximising liquidity
●	Delivers >£200m savings to budget and sustainable margins over next 18 months
●	Demand remains strong with projected FY22 unit sales & revenue up >100% YoY
●	Strong balance sheet with >£400m of cash and >£200m of self-financed inventory

London and New York, June 7, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, has today announced a business realignment plan designed to de-risk its path to profitability and extend its cash runway, taking advantage of its current strong balance sheet.

Cazoo has been one of the fastest growing businesses in Europe since its launch, just two and a half years ago. The Company has built a world-class platform, team, brand and infrastructure network across the UK and key EU markets and has sold over 70,000 cars during this period, making it one of the largest used car retailers in the UK with revenues of over £665 million last year.

Whilst growth remains strong and consumers continue to embrace the Cazoo proposition, with record retail unit sales in May, the Company is not immune to the rapid shift in the global economy and the possibility of a recession in the coming months. As a result, management’s expectations for the full year are now more cautious, reflecting the weaker and uncertain external environment.

Considering these macroeconomic conditions, the Company is acting decisively to implement a business realignment plan to right-size the business and conserve cash in the short-term, by focusing on delivering improved and sustainable profit margins.

The business realignment plan is designed to de-risk the Company’s path to profitability and extend its cash runway beyond year end 2023. The plan prioritises gross margin and retail GPU growth, with a focus on cash preservation, whilst delivering strong growth in retail unit sales of over 100% in 2022.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “The combination of rising inflation and interest rates with supply chain issues caused by the pandemic and war has driven up the cost of living and hit consumer confidence. This perfect storm has placed cash conservation top of mind for the Company, ahead of growth. We have proven that we can buy and sell cars at scale and deliver a market-leading customer experience, but in the current climate we are focused on improving our unit economics which involves making some tough but necessary decisions around our priorities.”

The company’s key goals from this plan are to:

1)	Lower selling, general and admin (SG&A) costs per unit while minimising the impact on growth
2)	Achieve UK breakeven at lower retail unit sales with stronger focus on GPU and working capital
3)	Manage costs and expenditure to become self-funding in the UK without needing further capital

Actions being undertaken to lower costs and drive operational efficiencies:

●	Reducing existing employee headcount by c.15% and slowing the pace of new hiring
●	Lowering our brand marketing spend and focusing more on performance marketing
●	Limiting our capital expenditure and delaying a number of planned investment projects
●	Rationalising our vehicle preparation and customer support sites to drive more efficiency
●	Increasing focus on driving GPU growth through more efficient buying and reconditioning
●	Modifying our consumer proposition to drive costs down and improve operating efficiencies
●	Increasing procurement efficiencies across our entire supply chain to reduce overhead costs
●	Slowing our near-term growth aspirations in both the UK and EU to focus on profitable growth

As part of the actions being taken, the Company will no longer be offering its subscription service to new subscribers from the end of June, given the highly cash consumptive nature of this business model, but will continue to benefit from a sourcing perspective in the short term as existing subscription contracts come to an end.

It is expected that the combination of these initiatives will result in cash savings to the Company’s budget of over £200m during the period from June 1, 2022 to December 31, 2023 with approximately 750 roles being impacted across the business. The Company will continue to evaluate its business plan as necessary to address trends in the marketplace and macroeconomic factors.

Business update and revised outlook:

Consumers continue to embrace Cazoo’s market-leading proposition, with retail unit sales of over 10,900 during the period April 1, 2022 to May 31, 2022, up over 80% YoY, despite a very tough macroeconomic backdrop. The Company had cash and cash equivalents of over £400m as at May 31, 2022 in addition to self-financed inventory of over £200m which provides an additional liquidity opportunity as the Company adds to its existing and new inventory finance facilities over time.

Following the implementation of the business realignment plan, and taking a more cautious stance for the remainder of the year, given the wider macroeconomic uncertainty, the Company is now guiding to the following results for FY 2022:

-	Retail unit sales of 70,000 (+100% YoY) to 80,000 (+130% YoY)
-	Revenues of £1.4bn (+110% YoY) to £1.5bn (+125% YoY)
-	UK retail GPU of £500 (+15% YoY) to £600 (+40% YoY)
-	Cash and cash equivalents at year-end 2022 of over £250m

The Company expects to achieve cash flow breakeven in the UK by the end of 2023.

Alex Chesterman OBE, Founder & CEO of Cazoo, added, “I am very proud of the incredible team and business we have built so far. The opportunity ahead of us remains as exciting as ever and we continue to see record sales levels, despite the challenging economic environment. However, we need to be laser-focused with our drive towards profitability and preservation of capital. We currently have a very strong balance sheet with over £400m of cash and over £200m of self-financed inventory and we believe that our business realignment plan will ensure that we are well-positioned to achieve our long-term targets and capture the enormous market opportunity. The size of the prize is huge, and I have no doubt that our business will be stronger as a result of the actions we are taking now, that we will continue to grow at a fast pace and will win.”

Conference Call

Cazoo will host a conference call today, June 7, 2022, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online today, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan and cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK and Europe; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed by Cazoo Group Ltd. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

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